Filed by Microchip Technology Incorporated

Pursuant to Rule 425 Under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File Number: 000-19032

NEWS RELEASE INVESTOR RELATIONS CONTACT: J. Eric Bjornholt – CFO .................................... (480) 792-7804

MICROCHIP TECHNOLOGY ANNOUNCES THAT ITS PROPOSAL TO ACQUIRE ATMEL HAS BEEN DEEMED A “SUPERIOR PROPOSAL” BY ATMEL’S BOARD OF DIRECTORS

Chandler, Arizona – January 13, 2016 – Microchip Technology Incorporated (NASDAQ: MCHP), a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions today announced that it was informed last night that the Board of Directors of Atmel Corporation (NASDAQ: ATML) had determined that Microchip’s proposal to acquire Atmel for $8.15 per share in a cash and stock transaction constitutes a “Superior Proposal” under the terms of Atmel’s merger agreement with Dialog Semiconductor PLC.

Under the terms of Microchip’s proposal, stockholders of Atmel will receive $7.00 per share in cash and $1.15 per share in Microchip common stock, valued at the average closing sale price for a share of Microchip common stock for the ten most recent trading days ending on the last trading day prior to the closing. The maximum number of Microchip shares to be issued in the transaction is 13.0 million, after which the cash consideration per share will be increased such that the combined cash and stock consideration will remain at $8.15 per share. Microchip was informed that Atmel has given written notice to Dialog of its intent to change its recommendation and terminate the Dialog transaction in favor of the Microchip proposal. As a result, Atmel will be entitled to terminate the Dialog merger agreement if Dialog does not make, within four business days following the receipt of the notice, a written, binding proposal that would cause the Microchip proposal to no longer constitute a “Superior Proposal.”

“The combined business of Microchip and Atmel will create a microcontroller, analog and internet of things (IoT) powerhouse. Atmel’s portfolio of microcontrollers, wireless, touch, memory and automotive products complements and enhances many of Microchip’s solutions in these areas. We believe that combining Atmel’s business with Microchip’s business will offer our combined customers a broader range of innovative solutions to serve their needs, while creating significant long-term stockholder value,” said Steve Sanghi, President and CEO of Microchip.

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Microchip Technology Incorporated 2355 West Chandler Blvd. Chandler, AZ 85224-6199 Main Office 480•792•7200 FAX 480•899•9210

MICROCHIP TECHNOLOGY ANNOUNCES

THAT ITS PROPOSAL TO ACQUIRE ATMEL

HAS BEEN DEEMED A “SUPERIOR PROPOSAL”

BY ATMEL’S BOARD OF DIRECTORS

“Microchip’s enduring vision is to be the very best embedded control solutions company ever. Our strategy behind this vision is to enable the growing market for smart, connected and secure solutions for the automotive, industrial, office automation, consumer and telecom markets. We believe that the combined microcontroller, analog, memory, automotive, security, computing, networking, wireless, touch, timing and technology licensing product lines of Microchip and Atmel will present a powerful portfolio of innovative solutions for these growing markets. We also believe this acquisition will further enhance our analog and mixed-signal opportunities as we expect to attach these products to an expanded set of microcontroller customer applications,” said Ganesh Moorthy, COO of Microchip.

If Microchip and Atmel execute a merger agreement on the terms proposed by Microchip, the transaction is expected to be immediately accretive to Microchip’s non-GAAP earnings per share following the closing of such transaction.

J.P. Morgan is acting as Microchip’s exclusive financial advisor. Wilson Sonsini Goodrich & Rosati, P.C. is acting as Microchip’s legal advisor.

There will be no conference call held in connection with this press release.

About Microchip Technology

Microchip Technology Inc. (NASDAQ: MCHP) is a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, providing low-risk product development, lower total system cost and faster time to market for thousands of diverse customer applications worldwide. Headquartered in Chandler, Arizona, Microchip offers outstanding technical support along with dependable delivery and quality. For more information, visit the Microchip website at http://www.microchip.com.

Forward Looking Statements

The statements in this release relating to the combined business of Microchip and Atmel creating a microcontroller, analog and IoT powerhouse, that Atmel’s portfolio of microcontrollers, wireless, touch, memory and automotive products complements and enhances many of Microchip’s solutions in these areas, our belief that combining Atmel’s business with Microchip’s business will offer our combined customers a broader range of innovative solutions to serve their needs, while creating significant long-term stockholder value, Microchip’s vision to be the very best embedded control solutions company ever,

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MICROCHIP TECHNOLOGY ANNOUNCES

THAT ITS PROPOSAL TO ACQUIRE ATMEL

HAS BEEN DEEMED A “SUPERIOR PROPOSAL”

BY ATMEL’S BOARD OF DIRECTORS

Microchip’s strategy to enable the growing market for smart, connected and secure solutions for the automotive, industrial, office automation, consumer and telecom markets, our belief that the combined microcontroller, analog, memory, automotive, security, computing, networking, wireless, touch, timing and technology licensing product lines of Microchip and Atmel will present a powerful portfolio of innovative solutions for these growing markets, our belief that this acquisition will further enhance our analog and mixed-signal opportunities as we expect to attach these products to an expanded set of microcontroller customer applications, and that the transaction is expected to be immediately accretive to Microchip’s non-GAAP earnings per share are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of business, economic, legal and other risks that are inherently uncertain and difficult to predict, including, but not limited to: whether Microchip and Atmel actually enter into a merger agreement and the definitive terms of such agreement, the actual timing of the closing of the acquisition if the proposed merger agreement is executed, the satisfaction of the conditions to closing in the proposed merger agreement (including obtaining Atmel stockholder approval and regulatory clearances), any termination of the existing merger agreement between Atmel and Dialog Semiconductor or the proposed merger agreement between Microchip and Atmel, changes in demand or market acceptance of the products of Atmel or Microchip and the products of their respective customers; competitive developments; the costs and outcome of any current or future litigation involving Microchip, Atmel or the acquisition transaction; the effect of the acquisition on Microchip’s and Atmel’s existing relationships with customers and vendors and their operating results and businesses; the progress and costs of development of Microchip and Atmel products and the timing and market acceptance of those new products; Microchip’s ability to successfully integrate Atmel’s operations and employees, retain key employees and otherwise realize the expected synergies and benefits of the transaction; fluctuations in Microchip’s stock price which would impact the number of shares that Microchip issues in the transaction; and general economic, industry or political conditions in the United States or internationally. For a detailed discussion of these and other risk factors, please refer to the SEC filings of Microchip and Atmel including those on Forms 10-K, 10-Q and 8-K. You can obtain copies of Forms 10-K, 10-Q and 8- K and other relevant documents for free at Microchip’s website (www.microchip.com), at Atmel’s website (www.atmel.com) (as applicable) or the SEC’s website (www.sec.gov) or from commercial document retrieval services.

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MICROCHIP TECHNOLOGY ANNOUNCES

THAT ITS PROPOSAL TO ACQUIRE ATMEL

HAS BEEN DEEMED A “SUPERIOR PROPOSAL”

BY ATMEL’S BOARD OF DIRECTORS

Stockholders of Microchip are cautioned not to place undue reliance on the forward-looking statements in this press release, which speak only as of the date such statements are made. Microchip undertakes no obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this January 13, 2016 press release, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

If Microchip and Atmel execute a merger agreement on the proposed terms, Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Atmel in connection with the acquisition transaction. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Microchip, Atmel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Atmel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on July10, 2015. Additional information regarding the directors and executive officers of Atmel is also included in Atmel’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov and as described above.

Note: The Microchip name and logo are registered trademarks of Microchip Technology Inc. in the USA and other countries. All other trademarks mentioned herein are the property of their respective companies.

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